EXHIBIT 3

DIRECTORS AND EXECUTIVE OFFICERS OF YORK INVESTMENT

Name	Title	Principal Business Address	Principal Occupation	Citizenship
Dawn E. Davies	Director	Euro-Dutch Trust Company P.O. Box N9204 Nassau, Bahamas	Investment management	Bahamian

Anthony L.M. Inder-Rieden	Director	Euro-Dutch Trust Company P.O. Box N9204 Nassau, Bahamas	Investment management	Bahamian

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